UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Boomerang Systems, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

09858M 10 5
(CUSIP Number)

Christopher B. Mulvihill
66 Orton Road
West Caldwell, NJ 07006
973-953-9308
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	09858M 10 5

1		NAMES OF REPORTING PERSONS. Christopher B. Mulvihill

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		6,899,999* (see Items 2 and 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,899,999* (see Items 2 and 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,999* (see Items 2 and 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%* (see Items 2 and 5)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 50,099,362 shares of Boomerang Systems, Inc. common stock outstanding as of September 11, 2009.

Item 1. Security and Issuer.
     This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Boomerang Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 355 Madison Avenue, Morristown, NJ 07960.

Item 2. Identity and Background.
This Schedule 13D is being filed by Christopher B. Mulvihill (the “Reporting Persons”).

Christopher B. Mulvihill is the President of the Issuer. He owns 6,499,999, 13.0% ownership, of the Issuer’s common shares.  Mr. Mulvihill is a U.S. citizen and his principal business address is 355 Madison Avenue, Morristown, NJ 07960.

Mr. Mulvihill is also the natural person that exercises voting and investment control of the common shares issued to Great Delaware & American, Inc. that owns 400,000 shares, 0.8% of the ownership of the Issuer.  The principal business address for this entity is 355 Madison Avenue, Morristown, NJ 07960.

During the last five years, the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     See Item 4 below.

Item 4. Purpose of Transaction.
The Issuer conducted a private placement in June of 2009 (the “Offering”).  The shares issued in connection with this offering were preferred shares convertible into common shares once the Issuer increased its authorized common stock.

Christopher B. Mulvihill intends to continue to participate in the management and operations of the Issuer. Except as is consistent with his position with the Issuer, he does not have any plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
Christopher B. Mulvihill is the beneficial owner of a 13.8% interest in the Issuer which is comprised of  6,499,999 shares personally, 13.0%, and through Great Delaware & American, Inc. 400,000 shares, 0.8%.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2009	By:	/s/ Christopher B. Mulvihill
	Name:	Christopher B. Mulvihill